LIN TV Corp. is pleased to announce that we are offering our employees and non-employee directors the opportunity to exchange outstanding stock options for new stock options to purchase shares of our Class A common stock. The attached files contain the following documents relating to LIN’s Offer to Exchange Outstanding Stock Options for New Stock Options.

•	Option Exchange Offer letter from Vincent Sadusky
•	Document labeled “Offer to Exchange Outstanding Stock Options for New Stock Options”
•	Election Form – includes Exhibit A
•	Change in Election Form – includes Exhibit A

You will receive separately an individualized option grant detail report reflecting the options you currently hold and the number of new shares you will receive should you elect to exchange those options. We strongly urge you to read the “Offer to Exchange Outstanding Stock Options for New Stock Options” and the other offer materials to understand the terms of, and your rights with respect to, the exchange offer.

Your right to elect to exchange your options and your right to withdraw such election will expire at 5:00 P.M. Eastern Time, on June 2, 2009.  If you miss this deadline, you will not be permitted to participate in this exchange offer.

If you have any questions about our exchange offer or your stock options, please contact me by email at dan.donohue@lintv.com or by telephone at (401) 454-2880.

Sincerely,
Dan

Dan Donohue
Vice President, Human Resources
LIN TV Corp.
One Richmond Square, Suite 230 E
Providence, RI  02906
Telephone:  (401) 454-2880
Fax:  (401) 454.4980
Email:  dan.donohue@lintv.com